Exhibit 12

HASBRO, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
Quarter Ended March 27, 2011

(Thousands of Dollars)

Earnings available for fixed charges:
Net earnings	$17,196
Add:
Fixed charges	24,883
Income tax expense	5,642
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Total	$47,721
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Fixed charges:
Interest expense	$21,375
Rental expense representative
of interest factor	3,508
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Total	$24,883
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Ratio of earnings to fixed charges	1.918
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